Exhibit 21

SUBSIDIARIES OF XPLR INFRASTRUCTURE, LP

XPLR Infrastructure, LP’s principal subsidiaries as of December 31, 2024 are listed below.

Subsidiary	State or Jurisdiction of Incorporation or Organization
XPLR Infrastructure Operating Partners GP, LLC	Delaware
XPLR Infrastructure Operating Partners, LP(a)	Delaware
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(a)    Includes 213 subsidiaries that operate in the United States in the same line of business as XPLR Infrastructure Operating Partners, LP.